Exhibit 99.1
Shinhan Card, a subsidiary of Shinhan Financial Group, made a resolution to acquire Prudential Vietnam Finance Company Limited from Prudential plc.

On January 23, 2018, Shinhan Card’s board of directors made a resolution to acquire Prudential Vietnam Finance Company (PVFC) to hold 100% percent interest upon the acquisition. The acquisition is expected to be completed by the end of 2018.

The key details of the acquisition are as follows;

- Acquisition Price: USD 151,000,000
- Method of Acquisition: Cash acquisition
- Purpose of Acquisition: To strengthen the Shinhan Card’s business operation in Vietnam

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